UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fidelity & Guaranty Life
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

315785 105
(CUSIP Number)

Omar M. Asali
President and Chief Executive Officer
HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315785 105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315785 105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FS Holdco II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315785 105	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D is being filed to amend the Schedule 13D by the undersigned filed on January 3, 2014 as amended by Amendment No. 1 filed on December 3, 2014 (as amended, “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Fidelity & Guaranty Life (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fleet Street, 6th Floor, Baltimore, Maryland 21202.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a-c, f) This Schedule 13D is being filed by HRG Group, Inc., a Delaware corporation (“HRG”) and FS Holdco II Ltd., a corporation organized under the laws of the Cayman Islands and a wholly-owned subsidiary of HRG (“FSH”, and together with HRG, the “Reporting Persons”). The Shares reported in this Schedule 13D are directly held by FSH. HRG does not directly own any securities of the Issuer. However, as a result of FSH being the wholly-owned subsidiary of HRG, HRG may be deemed to beneficially own securities of the Issuer directly owned by FSH.  The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG and FSH is listed on Schedule A hereto under the heading “HRG and FSH Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Persons, the “HRG Persons”). HRG is a holding company and has its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022. FSH is a holding company and has its principal business address located at Sterling House, 16 Wesley Street, Hamilton HM 11, Bermuda. Certain of the Controlling Persons may from time to time own securities of the Issuer that are not beneficially owned by the Reporting Persons.

(d) None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HRG Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration

No material change.

CUSIP No. 315785 105	SCHEDULE 13D	Page 5 of 6

Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following as the last paragraph thereof:

“On April 6, 2015, HRG issued a press release announcing that it is exploring strategic alternatives for FGL, including a potential sale of FGL, or of all or part of HRG’s interest in FGL. No assurance can be provided that the exploration of strategic alternatives will result in a transaction or that any transaction, if pursued, will be consummated. The exploration of strategic alternatives may be terminated at any time and without notice.  Neither HRG nor any of its affiliates intend to disclose developments with respect to this process unless and until the HRG Board of Directors has approved a specific transaction and/or course of action. A copy of the press release is attached as exhibit 99.2 and the text thereof is incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer

No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

CUSIP No. 315785 105	SCHEDULE 13D	Page 6 of 6

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement
99.2	HRG Press Release

Schedule A

HRG and FSH Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director and President of HRG; director and President of FSH
Joseph S. Steinberg	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director, Chairman of the Board of HRG
Thomas A. Williams	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer of HRG; director and Chief Financial Officer of FSH
David M. Maura	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Executive Vice President & Director of HRG
Michael Sena	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Senior Vice President and Chief Accounting Officer of HRG
Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HRG
Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HRG
Eugene I. Davis	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HRG
Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor, New York, NY 10022	US	Director of HRG

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

HRG GROUP, INC.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

FS HOLDCO II LTD.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Chief Financial Officer